June 28, 2006

April Sifford

Branch Chief

Division of Corporation Finance

Mail Stop 7010

Securities and Exchange Commission

Washington, D.C. 20549-7010

Dear Ms. Sifford

We have reviewed your letter dated June 13, 2006 and are pleased to provide you with our responses to your comments. Our responses contained in this letter have been consecutively numbered to correspond to the comments contained in your letter dated June 13, 2006 and have been addressed as follows:

1. The following table will be inserted in our disclosure on page 69.

Name of Security	Purchase Date	Cost (000 omitted)	Interest Rate at August 31, 2005	Reset Date	Market Value at August 31, 2005
Jefferson County Alabama Sewer Revenue Capital	May 4, 2004	$2,000	2.50%	September 6, 2005	$2,000
Jefferson County Alabama Sewer Revenue Capital	May 5, 2004	$3,000	2.70%	September 7, 2005	$3,000
PSE&G New Jersey	August 17, 2004	$2,500	2.24%	September 22, 2005	$2,500

2. After receiving the notification that the license agreement with Weight Watchers International would not be extended, the Company evaluated certain intangible assets directly related to the Weight Watchers license agreement. Based on this evaluation, the Company determined that the these intangible assets were fully impaired and as a result recorded an impairment charge of approximately $2,788,000 during the fourth quarter ended August 31, 2004.

In addition to the impairment test on the intangible assets directly related to the Weight Watcher license agreement, and in conjunction with our annual impairment testing of goodwill, the Company performed an impairment test of the frozen desserts segment’s goodwill as of August 31, 2004. To identify a potential impairment of the goodwill, the Company compared the fair value of the segment to its carrying value. This impairment test, which utilized estimated future discounted cash flows from frozen desserts segment to determine fair value, indicated that the fair value exceeded the carrying value of the segment and therefore the second step of the test which would have required the Company to compare the implied fair value of goodwill to its carrying amount was not necessary.

The Company uses events and circumstances criteria to determine when an asset should be evaluated for recovery. Also, when the Company received notification that the Weight Watchers license agreement would not be renewed, the Company did not consider this as an event that would trigger the need for an evaluation of other long-lived assets (specifically manufacturing equipment) for impairment. The same limited amount of equipment that was used to manufacture the Weight Watchers product line, would be utilized for the manufacturing of the new line.

In this connection it is relevant to note that when we received notification that the Weight Watchers license agreement would not be renewed, the Company had almost fourteen months remaining until September 28, 2005 to continue manufacturing and selling the Weight Watchers product line. Additionally, the Company immediately began to plan to replace its Weight Watchers products with similar margins and market position by (A) pursuing discussions with H.J.Heinz to continue the use of the “Smart Ones” brand which was the primary branding on our Weight Watchers products (which did not ultimately come to fruition) and (B) introducing a new product line of No Pudge! low fat and fat free “better for you” frozen desserts to replace the Weight Watchers product line early in 2005, using most of the same product formulas as were developed and used in the Weight Watchers product line.

As part of the Company’s plan for introduction of the new No Pudge! product line, the Company intended to and in fact did spend approximately $9,473,000 for the new product introduction slotting fees beginning in December 2004. The Company anticipated that the No Pudge! product line sales would eventually substantially replace the loss of the Weight Watchers sales. During 2005 the Company also spent $4,612,000 for sales promotions and advertising of the No Pudge! product line.

Due to the seasonality of our frozen dessert segment’s business, the potential of an asset impairment did not become apparent until the fourth quarter of 2005 when the frozen dessert segment’s losses from operations and declining cash flows became evident. The actual cash flows as compared to anticipated cash flows resulted from the combination of lower than anticipated new sales from No Pudge! and other new products introduced during 2005 and the declining sales of our non-Weight Watchers base business in the frozen dessert segment.

We will also file the Company’s response on Edgar on Wednesday June 28, 2006. The Company awaits any additional comments or questions you may have after reviewing our response. The Company will file an amended Form 20-F after we receive your final approval.

Sincerely,

/s/ Gary P. Stevens

Gary P. Stevens